                                                            Filed by Keane, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                               Subject Company: Metro Information Services, Inc.
                                                  Commission File No.: 333-68566

     On August 29, 2001, Keane, Inc. filed a Registration Statement on Form S-4 (File No. 333-68566) with the SEC in connection with the transaction with Metro Information Services, Inc. The Registration Statement and the Proxy Statement/Prospectus included within the Registration Statement contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy
Statement/Prospectus carefully.

     You can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in the Registration Statement and Proxy Statement/Prospectus and in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus.

     Statements in this filing regarding the expected timetable for completing the transaction constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including delays associated with SEC review and the other factors described under the caption "Risk Factors" in the Registration Statement. Keane and Metro disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.

     Set forth below is the press release issued by Keane and Metro, dated September 18, 2001, announcing receipt of early termination of the Hart-Scott-Rodino waiting period.

                                      KEANE

                                  NEWS RELEASE



                                    CONTACT:    Margo Nison
                                                Investor Relations Manager
                                                (617) 241-9200 x1272

KEANE RECEIVES U.S. FEDERAL TRADE COMMISSION CLEARANCE FOR PROPOSED ACQUISITION OF METRO INFORMATION SERVICES

     BOSTON, September 18, 2001 - Keane, Inc. (AMEX: KEA) and Metro Information Services, Inc. (NASDAQ: MISI) today announced that they have been notified by the U.S. Federal Trade Commission that early termination of the Hart-Scott-Rodino waiting period has been granted for the proposed acquisition by Keane of all of the outstanding common stock of Metro. The transaction remains subject to approval by Metro's shareholders. The companies have been informed that the Securities and Exchange Commission (SEC) is reviewing the Registration Statement filed in connection with this transaction, which is expected to close in November, 2001.

About Metro Information Services:
---------------------------------

     Metro Information Services, Inc. (NASDAQ: MISI), founded in 1979, serves 33 metropolitan markets providing a wide range of information technology consulting services and solutions to Global 2000 companies. Metro's services include application development and maintenance, information technology architecture and engineering, systems consulting, project outsourcing and general support services. Metro consultants work on all major technology platforms. The company aims to establish long-term relationships with its customers. Over 85% of Metro's revenue comes from clients the company did business with in the prior year. Metro's ten largest customers represented 23% of revenues in 2000. Major vertical industries served by Metro in the year 2000 include: technology (17%), banking and financial services (12%), communications (11%), manufacturing & distribution (10%), government (8%), and healthcare (6%). Information about Metro is available on the web at www.MetroIS.com.

About Keane:
------------

     Founded in 1965, Keane, Inc. (AMEX: KEA) helps Global 2000 companies and government agencies plan, build, and manage application software to optimize business performance. The company's services include Business Innovation Consulting, Application Development and Integration, and Application Development and Management (ADM) Outsourcing. Keane develops long-term relationships and recurring revenues with its customers based on multi-year outsourcing contracts and the consistent delivery of high quality, cost-effective, and responsive services. Keane does this by adhering to repeatable and proven process and management disciplines and performance metrics incorporated in its core IT and business consulting solutions. Keane markets its services through a network of branch offices in North America and the United Kingdom, which work in conjunction with Keane Consulting Group, a centralized Strategic Practices Group, and two Advanced Development Centers. Major vertical industries served by Keane in the year 2000 include: manufacturing & distribution (23%), financial services (22%), Government (13%), technology (13%), and healthcare (11%). Information on Keane is available on the web at www.Keane.com

     Additional Information
     ----------------------

     On August 29, 2001, Keane, Inc. filed a Registration Statement on Form S-4 (File No. 333-68566) with the SEC in connection with the transaction with Metro Information Services, Inc. The Registration Statement and the Proxy Statement/Prospectus included within the Registration Statement contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy
Statement/Prospectus carefully.

     You can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in the Registration Statement and Proxy Statement/Prospectus and in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus.

     Statements in this filing regarding the expected timetable for completing the transaction constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including delays associated with SEC review and the other factors described under the caption "Risk Factors" in the Registration Statement. Keane and Metro disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.